UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KENNETH COLE PRODUCTIONS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

193294105

(CUSIP Number)

May 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Aria Partners GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 690,300

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 690,300

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 636,451

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) OO — Limited Liability Company

CUSIP No. 981840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dana D. Messina

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 690,300

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 690,300

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 636,451

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a).               Name of Issuer:

Kenneth Cole Productions, Inc. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

603 West 50th Street

New York, NY  10019

Item 2(a).               Names of Persons Filing:

This statement is being filed by the following persons with respect to shares of Class A Common Stock (the “Common Stock”) of the Issuer directly owned by Aria Select Consumer Fund LP, Aria Partners LP, Aria Partners II LP and Aria Partners (Cayman) Ltd. (collectively, the “Funds”):

(i)     Aria Partners GP LLC, a Delaware limited liability company and the (x) General Partner of Aria Partners LP, Aria Partners II LP and Aria Partners (Cayman) Ltd., (y) investment manager to each of Aria Select Consumer Fund LP and Aria Partners (Cayman) Ltd. and (z) parent of Aria Retail GP, LLC, the General Partner of Aria Select Consumer Fund LP; and

(ii)    Dana D. Messina, the Managing Member of Aria Partners GP LLC.

Item 2(b).               Address of Principal Business Office:

The principal business office for each filing person is 11150 Santa Monica Blvd., Suite 700, Los Angeles, CA  90025.

Item 2(c).               Citizenship:

Aria Partners GP LLC is an entity formed in the State of Delaware.  Dana D. Messina is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Class A Common Stock, $.01 par value per share.

Item 2(e).               CUSIP Number:

193294105

Item 3.                    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  ☐           Broker or dealer registered under Section 15 of the Exchange Act;

(b)  ☐           Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)  ☐           Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)  ☐           Investment Company registered under Section 8 of the Investment Company Act;

(e)  ☐           Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  ☐            Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  ☐           A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)  ☐           A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)  ☐                                     A church plan that is excluded from the definition of an investment company under Section  3(c)(14) of the Investment Company Act;

(j)  ☐                                     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                    Ownership.

For each of Aria Partners GP LLC and Dana D. Messina:

(a)  Amount beneficially owned:  690,300, determined by adding 293,427 shares of Common Stock owned by Aria Select Consumer Fund LP, 255,142 shares of Common Stock owned by Aria Partners LP, 72,119 shares of Common Stock owned by Aria Partners II LP, 15,763 shares of Common Stock owned by Aria Partners (Cayman) Ltd. and 53,849 shares of Common Stock owned by a third party account (the “Managed Account”).  Aria Partners GP LLC is the investment manager of the Managed Account.  Based on its relationship to the Managed Account, Aria Partners GP LLC may be deemed to beneficially own the 53,849 shares of Common Stock owned by the Managed Account.  Pursuant to Rule 13d-4 of the Act, Aria Partners GP LLC hereby disclaims beneficial ownership of such shares.

(b)  Percent of class:  The percentage of the class represented by the amount in Item 4(a) is 5.7%, which is based on a total of 12,148,822 shares of Common Stock outstanding as of May 1, 2007, as set forth in the issuer’s Form 10-Q filed on May 3, 2007.  Each share of Common Stock entitles its holder to one vote.

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:  690,300

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  690,300

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Other than the 53,849 shares of Common Stock owned the Managed Account, the shares beneficially owned by Aria Partners GP LLC and Dana D. Messina are beneficially owned by the Funds.  Each of the Funds individually holds less than 5% of the Common Stock.  Aria Partners GP LLC, serves as the investment manager to each of Aria Select Consumer Fund LP and Aria Partners (Cayman) Ltd.  Mr. Messina has the power to direct the dividends from or the proceeds of the sale of the Common Stock owned by the Funds.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                    Notice of Dissolution of Group.

Not applicable.

Item 10.                 Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2007

ARIA PARTNERS GP LLC

By:	/s/ Dana Messina
Dana D. Messina, Managing Member

DANA D. MESSINA

By:	/s/ Dana Messina
Dana D. Messina

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Kenneth Cole Productions, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 8th day of May, 2007.

ARIA PARTNERS GP LLC

By:	/s/ Dana Messina
Dana D. Messina, Managing Member

DANA D. MESSINA

By:	/s/ Dana Messina
Dana D. Messina